EXHIBIT 99.1

NEW FOUND INTERCEPTS 14.8 G/T AU OVER 5M AT HONEYPOT &

43.1 G/T AU OVER 2M AT JACKPOT

Vancouver, BC, April 17, 2024 – New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 85 diamond drill holes that were completed as part of multiple drill programs designed to expand and follow up on high-grade gold mineralization across several discovery areas located on the east side of the highly prospective Appleton Fault Zone (“AFZ”) spanning a 3km corridor from Golden Joint to Everest. New Found’s 100%-owned Queensway project comprises a 1,665 km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Jackpot, Honeypot, and Everest Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-896[1]	227.85	241.60	13.75	1.24	Everest
NFGC-23-1418[1]	14.50	16.50	2.00	43.11	Jackpot
Including	15.00	16.20	1.20	70.71
NFGC-23-1627[2]	156.85	160.50	3.65	11.27	Jackpot
Including	159.95	160.50	0.55	67.60
NFGC-23-1668[2]	200.00	213.95	13.95	1.02	Jackpot
NFGC-23-1796[2]	79.80	90.70	10.90	2.24	Honeypot
Including	80.35	80.90	0.55	25.60
NFGC-23-1806A1	57.70	62.20	4.50	7.25	Honeypot
Including	57.70	58.60	0.90	12.05
Including	59.05	60.00	0.95	17.15
NFGC-23-1886[1]	128.60	130.85	2.25	10.15	Honeypot
Including	129.10	129.85	0.75	29.20
NFGC-23-1945[1]	163.75	166.40	2.65	5.07	Honeypot
Including	166.00	166.40	0.40	16.85
NFGC-24-2063[1]	167.35	172.35	5.00	14.83	Honeypot
Including	167.35	168.25	0.90	70.06

Table 1: Jackpot, Honeypot and Everest Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95% and 240% to 70%. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

•	At Honeypot, a new discovery initially announced on January 10, 2024, continued follow-up drilling aimed at extending the high-grade domain successfully intercepted 14.8 g/t Au over 5.00m in NFGC-24-2063, which is located a further 84m down-plunge from previously released 26.4 g/t Au over 7.65m in NFGC-23-1810 (Figures 2 and 3).

•	7.25 g/t Au over 4.50m in NGFC-23-1806A, 2.24 g/t Au over 10.90m in NFGC-23-1796, and 10.2 g/t Au over 2.25m in NFGC-23-1886 are additional highlight intervals that occur within the Honeypot high-grade domain, which plunges steeply to the east and is currently 50m wide and 200m deep. Located 1.2km north of Lotto, the Honeypot host structure has been drill-defined over a strike length of 280m and remains open along strike and to depth.

•	A further 230m south at Jackpot, the remainder of the outstanding assay results have been received from initial drilling designed to determine the extent of near-surface high-grade mineralization that is hosted by an east-west striking, steeply south-dipping structure. Today’s highlight interval of 11.3 g/t Au over 3.65m in NFGC-23-1627 more than doubles the down-plunge extent of the high-grade domain at Jackpot to 155m from the previously reported 75m (November 14, 2023) (Figures 1, 2 and 4).

•	Additional highlight intervals reported today from Jackpot include 43.1 g/t over 2.00m in NFGC-23-1418 which occurs at surface and 1.02 g/t Au over 13.95m in NFGC-23-1668 located 195m down-plunge. Other previously released high-grade intervals include 119 g/t Au over 4.10m in NFGC-23-1425 (September 5, 2023), 18.2 g/t Au over 6.75m in NFGC-23-1523 (November 14, 2023), and 51.9 g/t Au over 2.85m in NFGC-23-1447 (October 18, 2023). These intervals all occur within a region of the fault that demonstrates strong continuity of gold mineralization that plunges to the southwest and covers an area averaging 75m wide and 250m long that remains open at depth.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Golden Joint Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1501A1	40.30	48.35	8.05	4.91	Golden Joint
Including	40.30	42.00	1.70	17.50
NFGC-23-1559[1]	23.50	26.00	2.50	14.41	Golden Joint
Including	23.90	24.60	0.70	51.19
NFGC-23-1975[3]	112.00	122.60	10.60	1.85	Golden Joint
Including	112.00	112.75	0.75	11.20

Table 2: Golden Joint Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95% and 310% to 40%. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

•       At Golden Joint, outstanding results from the barge drilling, a program designed to target the upper portions of the Golden Joint zone that is not reachable by land (see previous release, October 23, 2023), have been received. Results include 14.4 g/t Au over 2.50m in NFGC-23-1559 that occurs 16m below surface and 4.91 g/t Au over 8.05m in NFGC-23-1501A that occurs just 30m below surface. These results along with others reported in today’s release infill and confirm the near-surface high-grade continuity of Golden Joint (Figures 2 and 5).

Lotto and Lotto North Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-1009[2]	85.40	87.85	2.45	10.48	Lotto N
Including	85.40	85.95	0.55	35.89
And[1]	99.00	101.00	2.00	12.21
Including	99.00	99.90	0.90	26.95
NFGC-23-1112[2]	97.65	110.80	13.15	1.49	Lotto Main
NFGC-23-1156[4]	89.20	99.15	9.95	1.64	Lotto N
NFGC-23-1681[3]	245.00	247.00	2.00	16.63	Lotto FW
Including	245.00	246.00	1.00	29.53

Table 3: Lotto and Lotto North Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40%. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

•	At Lotto North, the remaining results have been received from a program targeting the Lotto North structure (see previous release, January 10, 2023), interpreted to be the fault-displaced northern segment of the Lotto Main Vein in addition to results targeting mineralization in the region between the Lotto Main Vein and the AFZ. This area is known as Lotto Footwall (‘FW’) and contains the “Sunday” and “Tuesday” (June 8, 2022) veins (Figures 2 and 4).

•	At Lotto, the highlight interval of 16.6 g/t Au over 2.00m in NFGC-23-1681 was intercepted 40m down-dip of previously reported 18.1 g/t Au over 6.50m in NFGC-20-44 in the Sunday Vein (January 14, 2021) in the Lotto FW region.

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

•	At Lotto North, the notable intervals of 12.2 g/t Au over 2.00m and 10.5 g/t Au over 2.45m in NFGC-22-1009, and 1.64 g/t Au over 9.95m in NFGC-23-1156 are located near surface and in an area where the Lotto North structure intersects the AFZ.

Dome Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1999[4]	34.35	36.35	2.00	19.36	Dome
Including	34.35	35.35	1.00	38.70

Table 4: Dome Highlights

4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

•	A small program consisting of two holes was completed testing the eastern continuation of the east-west striking Dome structure located between Golden Joint and Lotto, an area that was sparsely tested with previous drilling efforts. The structure was found to continue and returned the highlight interval of 19.4 g/t Au over 2.00m in NFGC-23-1999 extending Dome a further 44m to the east.

Melissa Render, VP of Exploration of New Found, stated: “Honeypot and Jackpot were two discoveries that were somewhat of a surprise in terms of their mineralizing strength and continuity given they are 300m and 340m east of the AFZ, respectively. Akin to the neighbouring Lotto discovery, they can concentrate considerable high grade gold. These are important structures, and both are visible in the seismic data where they appear to persist to depth. We are actively using the seismic data to look for structural anomalies along these faults to target with deeper drilling. Both shoots remain open both laterally and vertically, where shallow growth targets will also be tested. We also continue to reevaluate other discovery areas such as Dome, Lotto, and Golden Joint, where initial programs did not close off the mineralization, and in some cases overstepped prospective regions due to broad-spaced drilling. The prospective window around the AFZ has grown producing an expansive region for continued exploration.”

Figure 1: Photos of mineralization from Left: at ~160m in NFGC-23-1627, Right: at ~129m in NFGC-23-1886

^Note that these photos are not intended to be representative of gold mineralization in NFGC-23-1627(Jackpot) and NFGC-23-1886 (Honeypot).

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

GOLDEN JOINT – EVEREST PLAN MAP
Deformation Zone
Au Vein Surface Intersection
Greywacke
Shale
Current Assays Reported
Previous Assays Reported
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY NORTH
AFZ NORTH
NEWFOUND GOLD CORP
0
250m
NFGC-22-896
1.24 g/t Au / 13.75m
EVEREST
NFGC-22-888
36.7 g/t Au / 3.70m
NFGC-23-1886
10.2 g/t Au / 2.25m
NFGC-23-1810
26.4 g/t Au / 7.65m
NFGC-23-1931
23.1 g/t Au / 5.25m
NFGC-23-1796
2.24 g/t Au / 10.90m
NFGC-22-952
198 g/t Au / 2.00m
NFGC-24-2063
14.8 g/t Au / 5.00m
NFGC-23-1806A
7.25 g/t Au / 4.50m
HONEYPOT
NFGC-23-1783
3.48 g/t Au / 25.30m
NFGC-23-1931
23.1 g/t Au / 5.25m
NFGC-23-1729
27.5 g/t Au / 7.00m
NFGC-23-1810
26.4 g/t Au / 7.65m
K2
NFGC-23-1786
8.69 g/t Au / 12.25m
NFGC-23-1425
119 g/t Au / 4.10m
BLACK SHALE
NFGC-22-788
16.1 g/t Au / 5.30m
NFGC-23-1418
43.1 g/t Au / 2.00m
GLENWOOD SHEAR ZONE
NFGC-23-1986
17.8 g/t Au / 13.45m
NFGC-23-1447
51.9 g/t Au / 2.85m
NFGC-23-1868
40.0 g/t Au / 2.45m
JACKPOT
NFGC-23-1668
1.02 g/t Au / 13.95m
VEGAS
NFGC-23-1627
11.3 g/t Au / 3.65m
NFGC-22-690
37.4 g/t Au / 2.10m
NFGC-23-1848
35.2 g/t Au / 16.85m
NFGC-22-1009
10.5 g/t Au / 2.45m
12.2 g/t Au / 2.00m
NFGC-22-661
33.8 g/t Au / 2.35m
NFGC-23-1151
12.2 g/t Au / 8.05m
LOTTO NORTH
NFGC-23-1156
1.64 g/t Au / 9.95m
NFGC-23-1690
91.9 g/t Au / 2.00m
NFGC-23-1112
1.49 g/t Au / 13.15m
GREYWACKE
NFGC-23-1145
13.0 g/t Au / 4.75m
LOTTO
MONTE CARLO
NFGC-22-673
152 g/t Au / 3.85m
APPLETON FAULT ZONE
NFGC-21-201
150 g/t Au / 11.50m
POWERLINE
NFGC-23-1681
16.6 g/t Au / 2.00m
KEATS-BASELINE FAULT ZONE?
NFGC-23-1999
19.4 g/t Au / 2.00m
NFGC-19-03
16.5 g/t Au / 6.10m
NFGC-21-462
69.2 g/t Au / 14.15m
DOME
NFGC-23-1941
187 g/t Au / 2.55m
NFGC-21-241
430 g/t Au / 5.25m
NFGC-23-1927
29.0 g/t Au / 2.50m
LITTLE
NFGC-20-11
1.28 g/t Au / 17.20m
GOLDEN JOINT
ICEBERG ALLEY
SHALE
NFGC-20-71
35.4 g/t Au / 2.70m
NFGC-23-1501A
4.91 g/t Au / 8.05m
ROAD
KEATS-BASELINE FAULT ZONE
NFGC-20-12
2.61 g/t Au / 9.60m
NFGC-23-1559
14.4 g/t Au / 2.50m
KEATS WEST
NFGC-23-1975
1.85 g/t Au / 10.60m

Figure 2. Golden Joint to Everest plan map

New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

Figure 3. Honeypot long section (looking north)

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC

 Figure 4. Jackpot long section (looking north)

New Found Gold Corp.	6	TSX-V: NFG, NYSE-A: NFGC

 Figure 5. Golden Joint to Lotto North long section (looking west)

New Found Gold Corp.	7	TSX-V: NFG, NYSE-A: NFGC

Figure2
EVEREST
HONEYPOT
K2
JACKPOT
GLENWOOD SHEAR ZONE
VEGAS
LOTTO NORTH
Glenwood
Appleton
LOTTO
KEATS-BASELINE FAULT ZONE
MONTE CARLO
POWERLINE
DOME
ICEBERG ALLEY
LITTLE
GOLDEN JOINT
ROAD
KEATS WEST
KEATS BASELINE FAULT ZONE
ICEBERG EAST
COKES
ICEBERG
KEATS
TCW
421
APPLETON FAULT ZONE
TCH
BULLET
ROCKET
KNOB
QUARRY
GROUSE
QWN AFZ PLAN MAP
Deformation Zone
Interpreted KBFZ
Au Associated Fault Interpreted
Au Vein
Trans-Canada Highway
Shale
Previously Reported
Current Assays Reported
Property Boundary
NEWFOUND GOLD CORP
N
0
500
1,000m

Figure 6. Grouse– Everest plan view map

New Found Gold Corp.	8	TSX-V: NFG, NYSE-A: NFGC

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-974[4]	55.45	58.00	2.55	1.01	Golden Joint
And[1]	107.80	110.75	2.95	1.41
NFGC-23-1254	No Significant Values				Keats W
And[4]	289.65	291.65	2.00	3.48	Golden Joint
NFGC-23-1486[1]	41.75	45.00	3.25	1.33	Golden Joint
NFGC-23-1501A1	40.30	48.35	8.05	4.91	Golden Joint
Including	40.30	42.00	1.70	17.50
NFGC-23-1544[1]	51.35	59.95	8.60	1.13	Golden Joint
NFGC-23-1559[1]	23.50	26.00	2.50	14.41	Golden Joint
Including	23.90	24.60	0.70	51.19
And[2]	63.20	65.45	2.25	1.70
NFGC-23-1571	No Significant Values				Golden Joint
NFGC-23-1606[4]	99.80	102.00	2.20	1.07	Golden Joint
NFGC-23-1975[3]	112.00	122.60	10.60	1.85	Golden Joint
Including	112.00	112.75	0.75	11.20
NFGC-23-1981	No Significant Values				Golden Joint
NFGC-23-1987	No Significant Values				Golden Joint
NFGC-23-1990	No Significant Values				Golden Joint
NFGC-22-883[4]	69.75	72.20	2.45	5.68	Lotto N
Including	69.75	70.70	0.95	14.47
And[4]	94.00	102.00	8.00	1.16
NFGC-22-970[1]	78.00	80.00	2.00	2.58	Lotto N
And[1]	129.80	132.00	2.20	1.10
NFGC-22-980	No Significant Values				Lotto N
NFGC-22-994[2]	53.10	55.20	2.10	1.46	Lotto N
And[2]	59.00	61.25	2.25	1.87
And[1]	121.90	125.35	3.45	1.99
NFGC-22-1009[2]	85.40	87.85	2.45	10.48	Lotto N
Including	85.40	85.95	0.55	35.89
And[1]	99.00	101.00	2.00	12.21
Including	99.00	99.90	0.90	26.95
NFGC-22-1018[4]	42.20	44.70	2.50	5.95	Lotto N
Including	43.10	43.70	0.60	13.15
And[2]	101.00	103.00	2.00	1.91
And[2]	106.80	108.80	2.00	1.16
And[4]	194.15	197.60	3.45	1.30
And[2]	227.20	229.40	2.20	2.31
NFGC-22-1029	No Significant Values				Lotto N
NFGC-22-1071	No Significant Values				Lotto N
NFGC-23-1086[4]	27.50	30.00	2.50	1.26	Lotto N
NFGC-23-1105	No Significant Values				Lotto N
NFGC-23-1112[2]	97.65	110.80	13.15	1.49	Lotto Main
And[4]	125.00	127.40	2.40	1.02
NFGC-23-1124[2]	67.10	69.20	2.10	1.19	Lotto N
And[2]	206.30	209.00	2.70	2.32	K2
NFGC-23-1156[4]	89.20	99.15	9.95	1.64	Lotto N
And[1]	117.00	121.30	4.30	2.12
Including	120.50	120.90	0.40	10.88
NFGC-23-1163	No Significant Values				Lotto N
NFGC-23-1245	No Significant Values				Lotto Main
NFGC-23-1483	No Significant Values				Lotto N
NFGC-23-1578[4]	202.25	205.00	2.75	1.12	Lotto N
And[4]	317.60	320.10	2.50	1.82

New Found Gold Corp.	9	TSX-V: NFG, NYSE-A: NFGC

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1681[4]	129.35	132.20	2.85	1.29	Monte Carlo
And[3]	245.00	247.00	2.00	16.63	Lotto FW
Including	245.00	246.00	1.00	29.53
NFGC-23-1705[1]	41.00	43.40	2.40	1.69	Lotto N
NFGC-23-1712[1]	42.40	45.35	2.95	3.14	Lotto N
Including	42.40	42.90	0.50	10.55
NFGC-23-1714[4]	203.65	206.00	2.35	1.24	Lotto FW
NFGC-23-1731[1]	101.30	103.75	2.45	4.82	Lotto N
Including	102.15	102.90	0.75	13.64
NFGC-23-1735[1]	88.35	95.50	7.15	1.08	Lotto N
NFGC-23-1743	No Significant Values				Lotto N
NFGC-23-1748	No Significant Values				Lotto N
NFGC-23-1756	No Significant Values				Lotto N
NFGC-23-1764	No Significant Values				Lotto N
NFGC-23-1773	No Significant Values				Lotto N
NFGC-23-1837	No Significant Values				Lotto Main
NFGC-23-1847[1]	157.40	159.60	2.20	1.09	Lotto FW
And[4]	161.75	163.85	2.10	1.19
NFGC-23-1807	No Significant Values				Dome
NFGC-23-1853	No Significant Values				Dome
NFGC-23-1999[4]	34.35	36.35	2.00	19.36	Dome
Including	34.35	35.35	1.00	38.70
NFGC-23-2002	No Significant Values				Dome
NFGC-22-896[2]	187.00	189.15	2.15	1.06	Everest
And[1]	227.85	241.60	13.75	1.24
NFGC-22-1038[2]	47.65	53.05	5.40	1.54	Honeypot
NFGC-23-1309[1]	157.70	160.45	2.75	1.04	Jackpot
NFGC-23-1383[2]	216.15	218.85	2.70	1.20	Honeypot
NFGC-23-1418[1]	14.50	16.50	2.00	43.11	Jackpot
Including	15.00	16.20	1.20	70.71
NFGC-23-1558[1]	81.90	89.35	7.45	1.26	Jackpot
NFGC-23-1627[2]	156.85	160.50	3.65	11.27	Jackpot
Including	159.95	160.50	0.55	67.60
NFGC-23-1632[1]	135.95	138.40	2.45	1.16	Jackpot
NFGC-23-1639[1]	112.55	115.35	2.80	1.61	Jackpot
NFGC-23-1644[1]	116.35	118.95	2.60	1.57	Jackpot
NFGC-23-1649[2]	175.80	184.20	8.40	1.43	Jackpot
NFGC-23-1657	No Significant Values				Jackpot
NFGC-23-1668[2]	200.00	213.95	13.95	1.02	Jackpot
And[2]	216.40	219.00	2.60	1.00
NFGC-23-1689[2]	165.10	167.20	2.10	1.70	Jackpot
And[2]	176.50	178.70	2.20	2.01
NFGC-23-1724[1]	249.35	253.20	3.85	1.87	Jackpot
NFGC-23-1734	No Significant Values				Jackpot
NFGC-23-1747	No Significant Values				Jackpot
NFGC-23-1762	No Significant Values				Jackpot
NFGC-23-1796[2]	79.80	90.70	10.90	2.24	Honeypot
Including	80.35	80.90	0.55	25.60
NFGC-23-1801[2]	90.00	96.80	6.80	3.12	Honeypot
Including	92.90	93.45	0.55	27.90
NFGC-23-1806	No Significant Values				Honeypot
NFGC-23-1806A1	57.70	62.20	4.50	7.25	Honeypot
Including	57.70	58.60	0.90	12.05
Including	59.05	60.00	0.95	17.15

New Found Gold Corp.	10	TSX-V: NFG, NYSE-A: NFGC

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1823[1]	114.75	120.75	6.00	3.23	Honeypot
NFGC-23-1886[1]	128.60	130.85	2.25	10.15	Honeypot
Including	129.10	129.85	0.75	29.20
NFGC-23-1919[2]	181.60	184.15	2.55	1.01	Honeypot
NFGC-23-1945[1]	163.75	166.40	2.65	5.07	Honeypot
Including	166.00	166.40	0.40	16.85
NFGC-23-1965[1]	199.00	203.00	4.00	2.48	Honeypot
NFGC-23-1982[1]	230.10	233.00	2.90	1.50	Honeypot
NFGC-24-2049	No Significant Values				Jackpot
NFGC-24-2053[4]	76.85	81.00	4.15	1.05	Jackpot
And[4]	88.00	91.80	3.80	1.32
NFGC-24-2056	No Significant Values				Jackpot
NFGC-24-2058	No Significant Values				Honeypot
NFGC-24-2061	No Significant Values				Honeypot
NFGC-24-2063[2]	149.55	151.55	2.00	1.01	Honeypot
And[4]	167.35	172.35	5.00	14.83
Including	167.35	168.25	0.90	70.06
NFGC-24-2067[4]	157.25	159.90	2.65	1.19	Honeypot
NFGC-24-2070[1]	120.30	128.00	7.70	1.36	Honeypot
NFGC-24-2074[4]	119.95	122.00	2.05	1.07	Honeypot
NFGC-24-2076[2]	252.65	254.95	2.30	2.13	Honeypot
NFGC-24-2081[1]	39.70	42.50	2.80	1.75	Honeypot
And[4]	182.00	184.10	2.10	1.91

Table 5: Summary of composite results reported in this press release for

Golden Joint, Dome, Lotto, Lotto North, Jackpot and Honeypot

Note that the host structures are interpreted to be moderately to steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. *Previously reported interval.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-1009	78	-58	201	658945	5429457	Lotto North
NFGC-22-1018	122	-65	279	658946	5429456	Lotto North
NFGC-22-1029	65	-45	216	658970	5429492	Lotto North
NFGC-22-1038	300	-45	258	659386	5430023	Everest
NFGC-22-1071	90	-45	189	658983	5429273	Lotto North
NFGC-22-883	70	-45	288	658794	5429201	Lotto North
NFGC-22-896	300	-45	347	659544	5430450	Everest
NFGC-22-970	90	-45	249	658946	5429411	Lotto North
NFGC-22-974	85	-65	184	658402	5428434	Golden Joint
NFGC-22-980	90	-45	300	658939	5429298	Lotto North
NFGC-22-994	88	-45	297	658946	5429457	Lotto North
NFGC-23-1086	95	-53	249	658849	5429213	Lotto North
NFGC-23-1105	90	-45	168	658980	5429218	Lotto North
NFGC-23-1112	47	-67	246	658882	5429100	Lotto
NFGC-23-1124	282	-51	234	659089	5429559	Jackpot
NFGC-23-1156	250	-45	201	659036	5429590	Lotto North
NFGC-23-1163	293	-45	162	659036	5429590	Lotto North
NFGC-23-1245	85	-60	390	658783	5428927	Lotto
NFGC-23-1254	75	-45	320	658042	5428144	Keats West
NFGC-23-1309	300	-45	300	659544	5429815	Jackpot

New Found Gold Corp.	11	TSX-V: NFG, NYSE-A: NFGC

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-23-1383	300	-45	276	659473	5429913	Honeypot
NFGC-23-1418	348	-45.5	60	659418	5429889	Jackpot
NFGC-23-1483	300	-45	299	659393	5429324	Lotto North
NFGC-23-1486	155	-53	86	658405	5428351	Golden Joint
NFGC-23-1501A	135	-45	122	658413	5428386	Golden Joint
NFGC-23-1544	152	-45	92	658393	5428333	Golden Joint
NFGC-23-1558	300	-50	174	659505	5429864	Jackpot
NFGC-23-1559	170	-45	104	658402	5428321	Golden Joint
NFGC-23-1571	155	-45	59	658432	5428366	Golden Joint
NFGC-23-1578	300	-45	431	659211	5429373	Lotto North
NFGC-23-1606	272	-48	201	658503	5428380	Golden Joint
NFGC-23-1627	356	-60	189	659369	5429743	Jackpot
NFGC-23-1632	355	-51	165	659369	5429743	Jackpot
NFGC-23-1639	327	-42	156	659368	5429743	Jackpot
NFGC-23-1644	300	-45	153	659366	5429744	Jackpot
NFGC-23-1649	357	-66	213	659368	5429743	Jackpot
NFGC-23-1657	330	-65	216	659367	5429743	Jackpot
NFGC-23-1668	13	-67	249	659369	5429743	Jackpot
NFGC-23-1681	75	-45	258	658618	5429077	Monte Carlo
NFGC-23-1689	306	-67	219	659369	5429743	Jackpot
NFGC-23-1705	300	-45	167	659222	5429540	Lotto North
NFGC-23-1712	280	-45	152	659221	5429539	Lotto North
NFGC-23-1714	75	-45	252	658594	5428977	Lotto
NFGC-23-1724	348	-66	291	659362	5429686	Jackpot
NFGC-23-1731	284	-45	149	659219	5429483	Lotto North
NFGC-23-1734	311	-64	300	659361	5429685	Jackpot
NFGC-23-1735	300	-45	152	659214	5429429	Lotto North
NFGC-23-1743	300	-45	122	659169	5429398	Lotto North
NFGC-23-1747	351	-76	165	659395	5429802	Jackpot
NFGC-23-1748	318	-49	119	659175	5429511	Lotto North
NFGC-23-1756	274	-51	101	659174	5429510	Lotto North
NFGC-23-1762	312	-57	132	659394	5429803	Jackpot
NFGC-23-1764	285	-42	206	659261	5429459	Lotto North
NFGC-23-1773	263	-45	200	659260	5429458	Lotto North
NFGC-23-1796	351	-63	116	659435	5430057	Honeypot
NFGC-23-1801	345	-70	125	659434	5430058	Honeypot
NFGC-23-1806	293	-57	8	659437	5430057	Honeypot
NFGC-23-1806A	293	-57	92	659437	5430057	Honeypot
NFGC-23-1807	325	-70	462	658758	5428535	Dome
NFGC-23-1823	315	-47	140	659521	5430060	Honeypot
NFGC-23-1837	348	-55	185	658783	5428929	Lotto
NFGC-23-1847	335	-57	197	658783	5428928	Lotto
NFGC-23-1853	340	-79.5	440	658676	5428513	Dome
NFGC-23-1886	308	-58	159	659521	5430060	Honeypot
NFGC-23-1919	314	-62	216	659565	5430034	Honeypot
NFGC-23-1945	310	-55	195	659566	5430034	Honeypot
NFGC-23-1965	312	-50	222	659542	5429990	Honeypot
NFGC-23-1975	59	-65	164	658355	5428176	Golden Joint
NFGC-23-1981	62	-60	155	658356	5428176	Golden Joint
NFGC-23-1982	336	-66	261	659543	5429989	Honeypot
NFGC-23-1987	70	-45	128	658357	5428176	Golden Joint
NFGC-23-1990	82	-58	107	658356	5428175	Golden Joint
NFGC-23-1999	25	-45	149	658778	5428728	Dome

New Found Gold Corp.	12	TSX-V: NFG, NYSE-A: NFGC

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-23-2002	60	-45	161	658687	5428810	Dome
NFGC-24-2049	200	-45	95	659112	5429770	Jackpot
NFGC-24-2053	255	-45	152	659160	5429773	Jackpot
NFGC-24-2056	187	-51	107	659124	5429790	Jackpot
NFGC-24-2058	270	-45	51	659403	5430064	Honeypot
NFGC-24-2061	339	-45.5	50	659404	5430065	Honeypot
NFGC-24-2063	282	-71.5	200	659554	5430100	Honeypot
NFGC-24-2067	290	-67.5	182	659554	5430100	Honeypot
NFGC-24-2070	328	-55	140	659523	5430062	Honeypot
NFGC-24-2074	301	-45.5	149	659439	5430108	Honeypot
NFGC-24-2076	300	-45.5	296	659429	5429998	Honeypot
NFGC-24-2081	300	-45	224	659553	5430150	Honeypot

Table 6: Details of drill holes reported in this press release

Queensway 650,000m Drill Program Update

The Company is currently undertaking a 650,000m drill program at Queensway and approximately 3,200m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. As of February 2024, gold analysis at ALS has been performed by photon assay. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay and photon assay methods.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. MSA is an ISO-17025 accredited laboratory for the photon assay method.

At ALS for fire assay, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire-assayed, and two splits of the fine fraction (sized less than 106 microns) are fire-assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

Samples submitted to ALS beginning in February 2024 received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For “routine” samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

New Found Gold Corp.	13	TSX-V: NFG, NYSE-A: NFGC

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill one 450g jar for photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is weighed into multiple jars and submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated April 17, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $53.6 million as of April 2024.

New Found Gold Corp.	14	TSX-V: NFG, NYSE-A: NFGC

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “demonstrates”, “encouraging”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	15	TSX-V: NFG, NYSE-A: NFGC